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May 8, 2019

VIA ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gannett Co., Inc. (“Gannett” or the “Company”) Definitive Additional Materials on Schedule 14A filed by MNG Enterprises, Inc., et. al. (“MNG”) Filed on May 2 and 3, 2019 File No. 001-36874

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated May 3, 2019 (the “Staff Letter”), with regard to the above-referenced matters. We have reviewed the Staff Letter with MNG and provide the following responses on its behalf. For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.

1.	Refer to the second page of the press release dated May 2, 2019. On that page you list a series of bullet points that purport to be quotes from the ISS report. The last paragraph on the page begins with quotation marks but does not have closing quotation marks and you do not specify whose statement is intended to be included. Given that ISS appears to have recommended that shareholders vote for only one of your nominees, the statement relating to all three of your nominees would appear to be from MNG but it is not so stated. Please revise your disclosure or advise.

MNG acknowledges the Staff’s comment and confirms that the paragraph of MNG’s press release dated May 2, 2019 beginning “What the Gannett Board needs right now is new perspectives and a shareholder orientation” is a continuation of MNG’s statement, and not a quotation from the Institutional Shareholder Services (“ISS”) report. MNG’s statement is differentiated from the quotations from the ISS report above through the use of bullet points and indented block quotes for the ISS statements. Further, the content of MNG’s statement is manifestly different from the quotations from the ISS report and descriptions of the ISS report elsewhere in the press release, which specify that ISS recommended a vote for Steven Rossi. However, in light of the Staff’s comment, in its future communications with shareholders, MNG will look to more clearly differentiate between statements made by MNG and statements attributed to other parties.

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May 8, 2019

2.	Refer to the press release dated May 3, 2019. Given Mr. Kramer’s former employment with the company, it is unclear how he is conflicted, lacks independence and lacks objectivity to fulfill the functions of a director you reference in your disclosure. Please revise your disclosure to explain it or tell us why it is not necessary to do so.

MNG acknowledges the Staff’s comment and advises the Staff that MNG believes that Mr. Kramer’s employment history with the Company and its predecessor referenced in MNG’s press release dated May 3, 2019, which according to Gannett’s public disclosure included serving as President and Publisher of USA TODAY from May 2012 until he resigned in connection with the Company’s spin-off, provides a reasonable factual basis for MNG’s conclusion that Mr. Kramer “is conflicted and lacks the independence from the Company and management, and the objectivity necessary to evaluate properly both the declines in Gannett’s core business and its risky digital transformation strategy.” As would be the case for any director with significant personal and professional history with the company they serve, MNG is concerned that Mr. Kramer’s relationships with certain of the Company’s employees, management and directors (including Chairman John Jeffry Louis and John E. Cody, each of whom served on the board of directors of the Company’s predecessor while Mr. Kramer worked there) may undermine Mr. Kramer’s independence and make him conflicted and less than completely objective in his evaluation of the best path forward for Gannett’s shareholders. As MNG has stated in its communications with shareholders, MNG believes that the Company’s board of directors needs to explore all possible ways to enhance value for all Gannett shareholders, which includes a full strategic alternatives process and a sale of the Company to MNG. MNG believes it is crucial for the Company to have directors who understand the need for change and come in with a fresh perspective, rather than relationships and preconceptions that may affect their decision-making.

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The Staff is invited to contact the undersigned with any further comments or questions it may have. Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman